UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TELLABS, INC.

(Name of Subject Company: (Issuer))

BLACKHAWK MERGER SUB INC.

(Name of Filing Persons: (Offeror))

BLACKHAWK HOLDING VEHICLE LLC

(Name of Filing Persons: (Parent of Offeror))

MARLIN MANAGEMENT COMPANY, LLC

(Name of Filing Persons: (Other Person))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

879664100

(CUSIP Number of Class of Securities)

Nick Kaiser

Blackhawk Merger Sub Inc.

Blackhawk Holding Vehicle LLC

c/o Marlin Management Company, LLC

338 Pier Avenue

Hermosa Beach, CA 90254

(310) 364-0100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Rick Presutti

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$918,646,796.20 (1)	$118,321.71 (2)

(1)    Estimated for purposes of calculating the filing fee only. The calculation of the transaction value assumes the purchase of 374,957,876 shares of common stock, par value $0.01 of Tellabs, Inc. (“Shares”) (the number of Shares representing (i) 355,740,338 Shares, which is the number of Shares outstanding plus (ii) 19,217,538 Shares, which is the number of Shares reserved for issuance pursuant to outstanding options to purchase Shares, stock appreciation rights, restricted stock units and performance awards under plans of Tellabs, Inc. and its subsidiaries, regardless of exercise price) by $2.45. The calculation of the transaction value is based on information provided by Tellabs, Inc. as of October 16, 2013.

(2)   The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	118,321.71	Filing Party:	Blackhawk Merger Sub Inc. Blackhawk Holding Vehicle LLC Marlin Management Company, LLC
Form of Registration No.:	Schedule TO-T	Date Filed:	November 1, 2013

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   Third-party tender offer subject to Rule 14d-1.

☐    Issuer tender offer subject to Rule 13e-4.

☐    Going-private transaction subject to Rule 13e-3.

☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2013 (the “Original Schedule TO”), as amended by Amendment No. 1 filed with the SEC on November 8, 2013 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on November 25, 2013 (“Amendment No. 2,” together with this Amendment No. 3, Amendment No. 1, the Original Schedule TO and any other amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Blackhawk Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Blackhawk Holding Vehicle LLC, a Delaware limited liability company (“Parent”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Tellabs, Inc., a Delaware corporation, at a purchase price of $2.45 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Parent and Purchaser are affiliates of Marlin Equity III, L.P., Marlin Equity IV, L.P. and Marlin Management Company, LLC (d/b/a Marlin Equity Partners). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule TO.

All information set forth in the Offer to Purchase, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 9 and 11 of the Schedule TO. You should read this Amendment No. 3 together with the Original Schedule TO, Amendment No. 1 and Amendment No. 2.

Items 1, 4 and 11.    Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“Final Results of the Offer.

The Offer and withdrawal rights expired as scheduled at 11:59 p.m., New York City time, on December 2, 2013. Computershare Trust Company, N.A., the depositary, has advised that, as of that time, 284,506,571 Shares had been validly tendered into the Offer and not properly withdrawn, representing approximately 76.0375% of the Shares outstanding on a fully diluted basis. The number of Shares validly tendered into the Offer and not properly withdrawn satisfied the Minimum Tender Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares that were validly tendered into the Offer and not properly withdrawn.

Parent and Purchaser intend to consummate the Merger pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL. As a result of the consummation of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that are held in the treasury of the Company, owned of record by any wholly-owned subsidiary of the Company or owned of record by Parent or any of its wholly-owned subsidiaries and (ii) Shares held by stockholders, if any, who are entitled to appraisal rights under Section 262 of the DGCL and who have complied with all of the provisions of the DGCL concerning the right of holders of Shares to require appraisal of such Shares) will be automatically converted into the right to receive the Merger Consideration, less any applicable withholding taxes, and all such Shares will be canceled and cease to exist.

Following the Merger, all Shares will be delisted from the Nasdaq Stock Market and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2013

BLACKHAWK HOLDING VEHICLE LLC
By:	/s/ Nick Kaiser
Name:	Nick Kaiser
Title:	President

BLACKHAWK MERGER SUB INC.
By:	/s/ Nick Kaiser
Name:	Nick Kaiser
Title:	President

MARLIN MANAGEMENT COMPANY, LLC

By:	/s/ Nick Kaiser
Name:	Nick Kaiser
Title:	Partner

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated November 1, 2013.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in The Wall Street Journal on November 1, 2013.*

(a)(5)(A)	Press Release, dated October 21, 2013, issued by Marlin Equity Partners (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Blackhawk Merger Sub Inc. on October 21, 2013).

(a)(5)(B)	Press Release, dated October 21, 2013, issued by Tellabs, Inc. (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Blackhawk Merger Sub Inc. on October 21, 2013).

(a)(5)(C)	Press Release, dated November 1, 2013, issued by Marlin Equity Partners.*

(b)(1)	Financing Commitment Letter, dated October 18, 2013, by and between Optical Holding Company LLC and Cerberus Business Finance, LLC.*

(b)(2)	Sponsor Commitment Agreement, dated October 18, 2013, by and among Marlin Equity III, L.P., Marlin Equity IV, L.P., Blackhawk Holding Vehicle LLC and Blackhawk Merger Sub Inc.*

(c)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated October 18, 2013, by and among Blackhawk Holding Vehicle LLC, Blackhawk Merger Sub Inc. and Tellabs, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tellabs, Inc. with the Securities and Exchange Commission on October 21, 2013).

(d)(2)	Confidentiality Agreement, dated May 16, 2013, between Marlin Management Company, LLC and Tellabs, Inc.*

(d)(3)	Guaranty, dated October 18, 2013, by Marlin Equity III, L.P. and Marlin Equity IV, L.P. in favor of Tellabs, Inc.*

(e)	None.

(f)	Not applicable.

(g)	None.

(h)	None.

*  Previously Filed with the Tender Offer Statement on November 1, 2013.